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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 29, 2004

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated April 29, 2004 MAIN RESOLUTIONS BY BUHRMANN AGM 2004

Buhrmann NV
For more information,
please contact:
 Buhrmann Coporate Communications
Ewold de Bruijne
Telephone +31 (0)20 651 10 34
ewold.de.bruijne@buhrmann.com

Analysts/investors can contact:
 Buhrmann Investor Relations
Carl Hoyer
Telephone +31 (0)20 651 10 42
carl.hoyer@buhrmann.com

PRESS RELEASE

Date    29 April 2004
Number    004

MAIN RESOLUTIONS BY BUHRMANN AGM 2004

  •
  Shareholders have adopted 2003 annual report and financial statements

  •
  Dividend declared of EUR 0.07 per ordinary share, payable as of 17 May 2004

  •
  Adoption of remuneration policy, approval of share option plan and amendments to articles of association

  •
  Mr. S.W. Barnes appointed as new member of Buhrmann NV Supervisory Board

        The Annual General Meeting of Shareholders of Buhrmann NV adopted the company's financial statements for 2003 and voted in favour of the proposals on the agenda.

        Apart from the customary issues, Buhrmann shareholders today deliberated on various subjects related to the company's reservation and dividend policy, which was adopted exactly as was proposed, as well as the implementation of measures in the area of corporate governance.

        Shareholders voted in favour of the proposed changes to the articles of association to bring them in line with the corporate governance structure. Furthermore, the system of binding nomination for appointing members of the Executive Board and Supervisory Board were abolished. Other resolutions in the area of corporate governance concerned the adoption of a remuneration policy for the Executive Board and the approval of a share option plan.

        In addition, Mr. S.W. Barnes has been appointed as a member of the Supervisory Board. He succeeds Mr. R.C. Gay, who has indicated the wish to resign for personal reasons. Messrs. P.C. van den Hoek and A.G. Jacobs have been re-appointed for a term of four years.

Note to editors

        A detailed explanation of the items discussed at the AGM is included in the agenda for this meeting, which can be downloaded from our corporate web site: www.buhrmann.com under the "Corporate Information" section.

        Mr. Koffrie's presentation will be available via www.buhrmann.com within the investor relations section under "Conference Calls and Presentations".

        A replay audio file will be available as of Monday 3 May via www.buhrmann.com within the investor relations section, under "Conference Calls and Presentations".

2

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is one of the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America and Australia. In Europe Corporate Express ranks third. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account for a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

FINANCIAL CALENDAR 2004
Listing Ex-dividend	3 May 2004
Dividend payment	17 May 2004
Publication of first quarter results 2004	6 May 2004
Publication of second quarter results 2004	11 August 2004
Publication of third quarter results 2004	10 November 2004

3

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: April 29, 2004

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SIGNATURE